SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              30 April, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 30 April, 2008 re: Director/PDMR Shareholding






Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary






The London Stock Exchange                                    30th April, 2008


RNS
10 Paternoster Square
London EC4M 7LS




Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. C.M. Wiscarson, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary



               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary



The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. T.J.W. Tookey, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,



A.J. Michie

Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.



Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary




The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mrs. C.F. Sergeant, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary





The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mrs. A.S. Risley, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary



               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary





The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mrs. H.A. Weir, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary


               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary





The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. G.T. Tate, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary


               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary





The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. A.G. Kane, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,







A.J. Michie

Secretary



               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.


Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary




The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. M.E. Fairey, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.



Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary



The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Mr. J.E. Daniels, as "free shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









A.J. Michie

Secretary




               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.



Secretary's Department
25 Gresham Street                  Direct line:     020-7356 1043
London                             Network:            7-400 1043
EC2V 7HN                           Switchboard:     020-7626 1500
                                   Facsimile:       020-7356 1038
                                   Network Fax:        7-400 1038
                                   email:alastair.michie@lloydstsb.co.uk



                                   Alastair J Michie
                                   Company Secretary




The London Stock Exchange                                    30th April, 2008


RNS

10 Paternoster Square

London EC4M 7LS







Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 28th April, 2008, 684 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 4.382p per share for Sir Victor Blank, as "free shares" under the Lloyds TSB Group Shareplan.



In addition, on 2nd April, 2008, an option to acquire 4,897 ordinary shares of 25p each at 343p per share in Lloyds TSB Group plc was granted to Sir Victor under the Lloyds TSB Group sharesave scheme 2007. The option is exercisable from 1st June 2013 to 30th November 2013 in accordance with the rules of the plan.



This relates to transactions notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan and the Lloyds TSB Group sharesave scheme 2007, and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services
Authority's disclosure and transparency rules.   The transactions took place in
the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,











A.J. Michie

Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  30 April, 2008